Wind Harvest - Wefunder Launch Page Links

https://wefunder.com/windharvest
Update: September 2,2022

https://windharvest.com/blog/faq-items/how-big-is-the-market-for-mid-level-wind-turbines-in-existing-wind-farms/
https://windharvest.com/blog/faq-items/why-do-some-locations-have-high-mid-level-wind-and-others-dont/
https://windharvest.com/blog/faq-items/can-h-type-turbines-operate-in-markets-where-bird-and-bat-protection-is-an-issue/
https://windharvest.com/blog/faq-items/can-large-industrial-businesses-use-the-wind-harvesters-to-generate-power/
https://foundationforclimaterestoration.org
https://windharvest.com/our-markets/wind-farms/
https://windharvest.com/about/team/
https://windharvest.com/blog/faq-items/why-is-having-a-validated-aeroelastic-model-the-key-difference-in-why-wind-harvesters-will-succeed-where-other-similar-turbines-havent/
https://wefunder.com/windharvest2020
https://windharvest.com/blog/faq-items/what-are-technology-readiness-levels-and-where-is-wind-harvest-in-the-process/
https://windharvest.com/about/barbados-projects/
https://windharvest.com/about/projects/
https://windharvest.com/blog/faq-items/how-can-wind-harvesters-help-the-distributed-energy-grid-be-more-reliable/
https://windharvest.com/sustainability/wildlife-impact/